

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

Chris Carlson
Chief Financial Officer
Vertex Energy Inc.
1331 Gemini Street, Suite 250
Houston, TX 77058

>    **Re:  Vertex Energy Inc.**
>         **Form 10-K for the Fiscal Year ended December 31, 2019**
>         **Filed March 4, 2020**
>         **File No. 001-11476**

Dear Mr. Carlson:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>    Sincerely,
>
>    Division of Corporation Finance
>    Office of Energy & Transportation